Via EDGAR and USPS

December 15, 2005

Mr. Jorge Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: SEC Comment Letter dated November 3, 2005 regarding Dynex Capital, Inc. Form 10-K for Fiscal Year December 31, 2004, Form 10-Q for the Quarterly Period Ended March 31, 2005 and Form 10-Q for the Quarterly Period Ended June 30, 2005, File No. 0-20507

Dear Mr. Bonilla:

As requested, we are responding to the questions included in your comment letter to us dated November 3, 2005. For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to Dynex Capital, Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Information on Securitized Finance Receivables and Non-Recourse Securitization Financing

1.
Please explain to us in sufficient details how you considered each of the requirements of Item 10(e) of Regulation S-K in preparing your disclosure. Your response should address, but not limited to, the reconciliation requirements as the relate to your presentation of “Principal Balance of Net Investment”, “Amortized Cost Basis of Net Investment”, “Fair Value of Net Investment”, “Cash flows received in 2004, net” and the cumulative $1.1 million provision for loan losses on loans in which you do not retain the credit risk.

As the Company discloses in its 2004 Form 10-K, the Company has securitized homogenous pools of loans and debt securities by irrevocably transferring these assets to business trusts which it created. These securitizations were credit tranched, with the
Company selling the investment grade bonds to third-parties while retaining the residual or overcollateralization tranche of the trust. These trusts did not meet the accounting requirements of a qualified special purpose entity at the time of securitization. The trust is, therefore, consolidated in the Company’s financial statements, and the loans and debt securities are included as securitized finance receivables, with the associated bonds being presented as non-recourse securitization financing. GAAP requires the presentation of assets and liabilities separately on the balance sheet, and there is no comparable GAAP measure to which the Company’s retained investment in the residual or overcollateralization tranche (which we refer to as our “Net Investment” in the Non-GAAP information section of the Form 10-K) can be reconciled.

The purpose of the non-GAAP presentation of net investment in securitized finance receivables is to provide the reader of the financial statements with an understanding of the Company’s net retained capital investment in the trusts, which are the largest investments in its securitized finance receivables portfolio.

Item 10(e)(1)(i)(A) of Regulation S-K requires, with respect to financial measures that are not calculated and presented in accordance with GAAP, a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP. The Company has presented the GAAP measures that relate to the non-GAAP financial measures identified in the Commission’s comment with equal prominence in the “Non-GAAP Information on Securitized Finance Receivables and Non-Recourse Securitization Financing” section of “Item 1. Business” of the 2004 Form 10-K (the “Non-GAAP Section”).

Item 10(e)(1)(i)(B) of Regulation S-K requires a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in Item 10(e)(1)(i)(A).

 “Principal Balance of Net Investment” and “Amortized Cost Basis of Net Investment”

The first table on page 6 of the 2004 Form 10-K presents the Principal Balance of Net Investment in securitized finance receivables (derived as the netting of the two principal balance columns in that table), which represents the residual or overcollateralization tranche, and the Amortized Cost Basis of this net investment, both of which are non-GAAP financial measures. As the Company presents its investments and financings on an aggregated basis, the second table of the Non-GAAP Section (the first table on page 7 of the Form 10-K) reconciles the detail presented in the first table to the amounts included in the financial statements. The Principal Balance of Net Investment in the first table are reconciled to the financial statements by adding and subtracting the amounts noted in the second table. The amounts in the second table also agree to footnote disclosures in the financial statements. The Amortized Cost Basis of Net Investment in the first table is reconciled to the second table by subtracting allowance for loan losses and unrealized gain/loss as set forth in the second table. In future filings, in order to present the reconciliation of the Amortized Cost Basis of Net Investment in the first table more clearly, the reconciliation in the second table will include a subtotal excluding allowance for loan losses and unrealized gain/loss to allow the reader to more easily reconcile this amount.

“Fair Value of Net Investment”

The third table in the Non-GAAP Section (the second table on page 7 of the 2004 Form 10-K) is a presentation of the estimated fair value of each individual investment presented in the first table. This table discloses to the reader the estimated fair value of the Company’s net investment retained in securitized finance receivables, including those that are securitized by loans, which are debt securities and are not, therefore, marked to market in the financial statements in accordance with GAAP. Differences between the Fair Value of Net Investment, which is a non-GAAP financial measure, and the asset and liability balances shown on the face of the financial statements and in the first two tables represents differences in the Company’s carrying value of these investments and their estimated fair values. Assumptions used to estimate market value are included in the table, and information on the Net Cash Flows Received in 2004, Net on the retained net investment from the securitization trusts for a particular period is presented for informational purposes as a demonstration of reasonableness of the overall fair values presented.

“Cumulative $1.1 Million Provision for Loan Losses”

The Cumulative $1.1 million Provision for Loan Losses referred to in the 2004 Form 10-K is solely a component of the GAAP provision for loan losses in the Statement of Operations and represents the amount by which the Company has reserved for estimated losses on loans in excess of its retained credit risk, which results from providing for estimated losses on loans that are financed with non-recourse bonds, where a portion of such losses will ultimately be borne by the holders of certain of the non-recourse bonds. This amount is included in the Company’s allowance for loan losses. The provision of this $1.1 million is required by GAAP as a result of accounting for securitized finance receivables discretely from the associated securitization financing. Though the Company’s risk is limited from an economic point of view, GAAP requires the Company to continue to record an allowance for loan losses. The Company, through its subsidiary MERIT Securities Corporation, reviewed its accounting for this matter with Mr. Mark Northan of the Commission in connection with the preparation of its 2004 Form 10-K, and the Commission indicated that it did not object to the Company’s accounting for this matter.

Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K require statements disclosing the reasons why the non-GAAP financial measures provide useful information to investors and any additional purposes for management’s use of non-GAAP measures. The Company believes that the reasons for presentation of non-GAAP financial measures are fully explained in the first paragraph of the non-GAAP disclosure section. There are no other material uses to the Company’s management of non-GAAP financial measures other than those outlined in the first paragraph.

Items 10(e)(1)(ii)(A) through (E) identify prohibited treatments and presentations of non-GAAP information. The Company confirms that no charges or liabilities pertaining to securitized finance receivables or the corresponding securitization financing that require cash settlement have been excluded from the non-GAAP information presented [Item 10(e)(1)(ii)(A)]. In addition, the non-GAAP information has not been adjusted to eliminate or smooth any non-recurring, infrequent or unusual items [Item 10(e)(1)(ii)(B)]. Non-GAAP information also is not presented on the face of the financial statements [Item 10(e)(1)(ii)(C)], and titles and descriptions of this information are distinct from the titles and descriptions used to report GAAP financial measures [Item 10(e)(1)(ii)(E)]. Finally, the Company has not presented any pro forma financial information required by Article 11 of Regulation S-X [Item 10(e)(1)(ii)(D)].

Financial Statements

Report of Independent Registered Public Accounting Firm

2.	Please confirm to us that you have a signed audit opinion and that you will include a conforming signature in future filings.

The Company has a signed audit opinion and will include a conforming signature in its future filings.

Note 1 Basis of Presentation

3. Please explain to us the purpose of the disclosure in the third paragraph that refer to “normal recurring accruals” and “condensed” consolidated financial statements.

The disclosure in the third paragraph, which contains the terms referenced in your comment, was inadvertently included in the 2004 Form 10-K and is properly reserved for the Company’s Quarterly Reports on Form 10-Q. The statement will be properly excluded from future Annual Reports on Form 10-K.

Note 13 - Preferred and Common Stock.

4. We note that you completed a recapitalization of your preferred stock in 2004. Please reconcile this footnote to your consolidated statements of shareholders’ equity, operations and cash flows and explain to us how you accounted for this transaction. Tell us how you applied EITF D-42 and EITF D-53 and any other relevant accounting literature that you used to support your accounting. Also, clarify whether the redemption of the preferred stock is solely at your option.

The Company accounted for the recapitalization in accordance with the guidance provided in Emerging Issues Task Force (EITF) topic no. D-42, “The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock.” EITF D-42 provides that “the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the registrant’s balance sheet represents a return to the preferred stockholder and, therefore, should be treated in a manner similar to the treatment of dividends paid to the holders of the preferred stock in the calculation of earnings per share.” In accordance with EITF D-42, the Company removed the Series A, Series B and

Series C preferred stock from its balance sheet and recorded the Series D preferred stock, common stock and senior notes that were transferred as consideration for the redemption of the Series A, Series B and Series C preferred stock. The fair value of the consideration transferred was less than the liquidation preference of the preferred stock that was exchanged (i.e., the issue price of the preferred stock plus cumulative, unpaid dividends). This difference was, therefore, recorded as a preferred stock benefit in the Statement of Operations.

EITF D-53, “Computation of Earnings Per Share for a Period That Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock,” provides guidance on the computation and reporting of earnings per share for a period that includes a redemption or induced conversion of only a portion of a class of preferred stock. Because the recapitalization completed on May 19, 2004 provided for the redemption of all of the outstanding shares of the Series A, Series B and Series C preferred stock and required the approval of more than two-thirds of the outstanding shares of each class being redeemed, EITF D-53 and the guidance that it provides are not applicable to this transaction.

The table in Note 13 presents the number of shares of common stock and each series of preferred stock and agrees to the number of shares presented for each respective class of stock in the consolidated balance sheets. The dividends on preferred stock presented in the third paragraph of Note 13 agrees directly to the consolidated statements of shareholders’ equity. The dividends-in-arrears, also reported in the third paragraph of Note 13, is a component of the liquidation preference reported in the consolidated balance sheets by each series of preferred stock.

The Series D preferred stock, which was issued as part of the May 19, 2004 recapitalization, is redeemable solely at the option of the Company as set forth in Section 5 of the Series D preferred stock designation. Specifically, the Company has the option to redeem shares of Series D preferred stock in exchange for (i) a like number of shares of common stock at any time when the closing price of the common stock on the New York Stock Exchange has equaled or exceeded $10 per share for a period of 20 trading days within any period of 30 consecutive trading days or (ii) cash at any time. The Series D preferred stock also is convertible by the holder at any time into one share of common stock, and is convertible by the Company only upon certain conditions being met. The Series D preferred stock is otherwise perpetual.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the identified filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any additional questions or comments, you may reach me at (804) 217-5837 or Jeffrey L. Childress, Controller, at (804) 217-5854.

Very truly yours,

/s/ Stephen J. Benedetti
Stephen J. Benedetti
Executive Vice President, Chief Operating Officer